1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated June 10, 2019

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2019/05/14:	The Company to participate in investor conference held by Deutsche Bank
99.02	Announcement on2019/05/15 :	The Company to participate in investor conference held by Citibank
99.03	Announcement on 2019/05/27:	Chunghwa Telecom Singapore, the Company's subsidiary announces the acquisition of a right-of-use asset from the International Business Group of Chunghwa
99.04	Announcement on 2019/06/06:	Honghwa Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use asset from the Company
99.05	Announcement on 2019/06/10:	Chunghwa Telecom announces its operating results for May 2019
99.06	Announcement on 2019/06/10 :	May 2019 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2019

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

EXHIBIT 99.01

The Company to participate in investor conference held by Deutsche Bank

Date of events: 2019/05/14

Contents:

1.Date of the investor conference: 2019/05/21~2019/05/22

2.Time of the investor conference: 09:00AM (Taipei time)

3.Location of the investor conference: Singapore

4.Brief information disclosed in the investor conference: The conference will be held by Deutsche Bank

5.The presentation of the investor conference release: Please refer to http://mops.twse.com.tw/

6.Will the presentation be released in the Company’s website: Yes, please refer to https://www.cht.com.tw/chtir

7.Any other matters that need to be specified: None

EXHIBIT 99.02

The Company to participate in investor conference held by Citibank

Date of events: 2019/05/15

Contents:

1.Date of the investor conference: 2019/05/23~2019/05/24

2.Time of the investor conference: 10:00 am (Taipei time)

3.Location of the investor conference: Taipei

4.Brief information disclosed in the investor conference: The conference will be held by Citibank.

5.The presentation of the investor conference release: Please refer to http://mops.twse.com.tw/

6.Will the presentation be released in the Company’s website: Yes, please refer to https://www.cht.com.tw/chtir

7.Any other matters that need to be specified: None

EXHIBIT 99.03

Chunghwa Telecom Singapore, the Company's subsidiary announces the acquisition of a right-of-use asset from the International Business Group of Chunghwa

Date of events: 2019/05/27

Contents:

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):

Room **8, No. *1, Aiguo E. Rd., Da'an Dist., Taipei City

2.Date of the occurrence of the event:2019/05/27 ~ 2019/05/27

3.Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price:

Transaction volume: 45.30 square meters, equivalent to 17.16 p'ing

Unit price: per p'ing NT$1,357.81/monthly

Total transaction price: NT$559,200

The amount of right to use assets: NT$544,481

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

The counterparty to the trade: International Business Group, Chunghwa Telecom Co. Ltd.

Its relationship with the company: Parent company

5.Where the counterparty to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:

Reason for choosing the counterpart: Considering the locations and the company's comprehensive business planning.

Previous owner: NA

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:NA

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):NA

8.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Payment terms: Quarterly payment

Lease period: 2019/06/01~2021/05/31

Restrictive covenants in the contract, and other important stipulations: None

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

The reference basis for the decision on price: based on previous leasing price

The decision-making department: Board of Directors

10.Name of the professional appraisal institution and its appraisal amount:NA

11.Name of the appraiser:NA

12.Practice certificate number of the appraiser:NA

13.Is the appraisal report price a limited price or specific price?:NA

14.Has an appraisal report not yet been obtained?:NA

15.Reason for an appraisal report not been obtained:NA

16.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:NA

17.Name of the CPA firm:NA

18.Name of the certifying CPA:NA

19.The practice certificate number of the CPA:NA

20.Broker and broker's fee:NA

21.Concrete purpose or use of the acquisition or disposal: Overall business planning

22.Do the directors have any objection to the present transaction?:No

23.Is it a related party transaction?:Yes

24.Date of the board of directors’resolution:2019/05/27

25.Date of the recognition of the supervisors or the board of independent directors’resolution:NA

26.Is the transaction to acquire a real estateor right-of-use asset from the related party?:Yes

27.The appraisal price conducted in accordance withthe Article 16 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”:NA

28.Where the above appraisal price is lower than the transaction price, the appraisal price conducted in accordance with the Article 17 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”:NA

29.Any other matters that need to be specified:None

EXHIBIT 99.04

Honghwa Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use asset from the Company

Date of events: 2019/06/06

Contents:

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):

2F, No. *8, Qixian 1st Rd., Xinxing Dist., Kaohsiung City 800,

Taiwan (R.O.C.)

2.Date of the occurrence of the event:2019/06/06

3.Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price:

Transaction volume: total 89.92 pings and 3 parking spaces.

Unit price: NT$ 746 per ping per month (VAT included).

Total transaction amount: total amount is NT$1,609,680 (VAT included) for 24 months.

Right-of-use asset: NT$1,504,039

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Chunghwa Telecom Co., Ltd.; parent company

5.Where the counterparty to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:

Reason for choosing the counterpart: The location of the asset meets requirement.

Previous owner: NA

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:NA

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):NA

8.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Payment terms: monthly payment of NT$67,070 (VAT included)

Lease period: 2019/6/15~2021/6/14

Restrictions and other important agreements in the contract: None

9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

The reference basis: based on previous contract price.

The decision-making department: Board of Directors

10.Name of the professional appraisal institution and its appraisal amount:NA

11.Name of the appraiser:NA

12.Practice certificate number of the appraiser:NA

13.Is the appraisal report price a limited price or specific price?:NA

14.Has an appraisal report not yet been obtained?:NA

15.Reason for an appraisal report not been obtained:NA

16.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:NA

17.Name of the CPA firm:NA

18.Name of the certifying CPA:NA

19.The practice certificate number of the CPA:NA

20.Broker and broker's fee:NA

21.Concrete purpose or use of the acquisition or disposal: Office premises

22.Do the directors have any objection to the present transaction?:No

23.Is it a related party transaction?:Yes

24.Date of the board of directors’resolution:2019/06/06

25.Date of the recognition of the supervisors or the board of independent directors’resolution:2019/06/06

26.Is the transaction to acquire a real estate or right-of-use asset from the related party?:Yes

27.The appraisal price conducted in accordance with the Article 16 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”:NA

28.Where the above appraisal price is lower than the transaction price, the appraisal price conducted in accordance with the Article 17 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”:NA

29.Any other matters that need to be specified:None

EXHIBIT 99.05

Chunghwa Telecom announces its operating results for May 2019

Date of events: 2019/06/10

Contents:

1.Date of occurrence of the event:2019/06/10

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:

Chunghwa Telecom consolidated revenue for May 2019 was NT$ 16.69 billion. Compared to the same period last year, mobile service revenue declined owing to a higher base period last year and the continued market competition, while mobile sales revenue decreased due to the lengthier handset replacement cycle, which offset the increase of ICT Project revenue and MOD revenue. Operating costs and expenses were NT$ 13.50 billion. Operating income was NT$ 3.19 billion. Income before tax was NT$ 3.25 billion. Net income attributable to stockholders of the parent company was NT$ 2.56 billion. EPS was NT$0.33.

6.Countermeasures:None

7.Any other matters that need to be specified:None

EXHIBIT 99.06

Chunghwa Telecom

June 10, 2019

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2019.

1) Sales volume (NT$ Thousand)

Period	Items	2019	2018	Changes	%
May	Net sales	16,688,845	19,505,499	(-)2,816,654	(-)14.44%
Jan-May	Net sales	84,549,919	90,445,685	(-)5,895,766	(-)6.52%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	300,000	2,928,919

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	278,117
	Fair Value	2,319
	The amount of unrealized gain(loss) recognized this year	3,216

Settled Position	Total amount of contract	247,526
	The amount of realized gain(loss) recognized this year	-3,114

a-2 Non-trading purpose (that meets the criteria for hedge accounting,)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	126,519
	Fair Value	1,277
	The amount of unrealized gain(loss) recognized this year	208

Settled Position	Total amount of contract	349,449
	The amount of realized gain(loss) recognized this year	-1,558

b Trading purpose : None